UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(b) (c),
AND (d) AND AMENDMENT THERETO FILED PURSUANT TO RULE 13D-2(b)
(Amendment No. 1)

OTG Software, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

671059 10 3

(CUSIP Number)

Richard A. Kay	with a copy to:
OTG Software, Inc.	Hale and Dorr LLP
2600 Tower Oaks Boulevard	11951 Freedom Drive
Rockville, Maryland 20852	Reston, Virginia 20190
Attention: David Sylvester
(703) 654-7001

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2001

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[x]	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13G

CUSIP No. 671059 10 3

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Richard A. Kay

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	5	SOLE VOTING POWER 9,732,144

	6	SHARED VOTING POWER 15,000

	7	SOLE DISPOSITIVE POWER 9,732,144

	8	Shared Dispositive Power: 15,000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,214,022 shares, including 199,756 shares owned by the Reporting Person’s spouse, 450,578 shares owned by the Reporting Person’s minor child, 380,544 shares owned by two trusts both for the benefit of a minor child of the Reporting Person of which the Reporting Person is the trustee, 408,272 shares owned by a trust for the benefit of a minor child of the Reporting Person of which the Reporting person’s spouse is the trustee, 1,000,000 shares owned by a charitable remainder trust of which the Reporting Person is the trustee, 15,000 shares owned by a trust for which the Reporting Person is one of two trustees and shares voting and dispositive power and 408,272 shares owned by a trust for the benefit of a minor child of the Reporting Person of which the Reporting person’s spouse is the trustee

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.7%

12	TYPE OF REPORTING PERSON IN

ITEM 1(a). NAME OF ISSUER

The name of the issuer is OTG Software, Inc..

ITEM 1(b). ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

The principal executive offices of the Issuer are located at 2600 Tower Oaks Boulevard, Rockville, Maryland 20852.

ITEM 2(a). NAME OF PERSON FILING

This Schedule 13G is being filed on behalf of Richard A. Kay.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE

The principal business office of Richard A. Kay is 2600 Tower Oaks Boulevard, Rockville, Maryland 20852.

ITEM 2(c). CITIZENSHIP

Richard A. Kay is a citizen of the United States of America.

ITEM 2(d). Title of Class of Securities

The title of the class of securities is Common Stock, $.01 par value per share.

ITEM 2(e). CUSIP NUMBER

The Issuer’s CUSIP Number is 671059 10 3.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act
(e)	[ ]	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
(f)	[ ]	Employee Benefit Plan or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)

(g)	[ ]	Parent Holding Company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Not Applicable

ITEM 4. OWNERSHIP

(a)  Amount beneficially owned:  11,214,022.

(b)  Percent of Class:    33.7%

(c)  Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:	9,732,144
(ii) Shared power to vote or direct the vote:	15,000
(iii) Sole power to dispose or to direct the disposition of:	9,732,144
(iv) Shared power to dispose or to direct the disposition of:	15,000

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2002

/s/ RICHARD A. KAY RICHARD A. KAY